November 1, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549 Attn: Sergio Chinos

Re:	dMY Technology Group, Inc. IV

Amendment No. 2 to Registration Statement on Form S-4

Filed October 13, 2021

File No. 333-258431

Dear Mr. Chinos:

On behalf of our client, dMY Technology Group, Inc. IV, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed on October 13, 2021 (the “Registration Statement”), contained in the Staff’s letter dated October 29, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Form S-4/A filed October 13, 2021

Do dMY IV’s directors and officers have any interest in the matters to be voted on at the Special Meeting?, page 21

1.

We note your response to comment 2, and reissue our comment. Please expand your disclosure to provide a detailed description, in lieu of a summary, of the interests that your directors and officers may have in the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20, 21, 22 and 23 of the Amended Registration Statement in response to the Staff’s comment.

Agreements with Google, page 296

United States Securities and Exchange Commission

November 1, 2021

2.	Please revise to disclose the material terms of your agreements with Google including, but not limited to, the term and any minimum purchase obligations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 301 of the Amended Registration Statement in response to the Staff’s comment.

* * *

United States Securities and Exchange Commission

November 1, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 or Laura Katherine Mann at (713) 496-9695 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Niccolo de Masi, dMY Technology Group, Inc. IV

Joel Rubinstein, Era Anagnosti, Laura Katherine Mann, James Hu, White & Case LLP

Josh Dubofsky, Drew Capurro, Saad Khanani, Phillip Stoup, Latham & Watkins LLP

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